DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com
July 30, 2009
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7010
USA
Mail Stop 4631

Attention:	Mr. Terence O’Brien, Accounting Branch Chief

Re:	Brookfield Homes Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed February 19, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 1-31524
Dear Sirs and Mesdames:
On behalf of our client, Brookfield Homes Corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated July 16, 2009 (the “Comment Letter”), in respect of the above noted filings. The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1A. Risk Factors, page 9
1.	We note the significant difference between your market capitalization and stockholder’s equity as of March 31, 2009. Please add risk factor disclosure addressing the risks associated with this difference, or explain to us why you do not believe this disclosure is material to investors.

The Company notes the Staff’s comment and will add a risk factor in future filings addressing any risks arising from the difference between the Company’s market capitalization and its stockholders’ equity.
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July 30, 2009

Item 6. Selected Financial Data, page 15
2.	We note the disclosures you intend to include in response to comment 5 in our letter dated June 9, 2009, regarding your presentation of total gross margins excluding impairments and write-offs. It is unclear how your disclosure adequately addresses the five disclosure points in Question 8 of the SEC Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, the manner in which management is using this measure to conduct or evaluate the business is unclear and the economic substance behind the decision to use this measure, as the measure is eliminating inventory costs that would have been included in direct costs of sales — housing once the inventory was sold. As such, it would appear as though the measure is eliminating costs from gross margin that impacts the comparability of gross margin to those periods in which the inventory is sold. In this regard, it is also unclear how removing these costs provides investors “with a perspective on the underlying operating performance of the business.” Please provide us with the disclosures you intend to include in future filings that provides investors with a better understanding of the factors discussed in Question 8 of the SEC Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Company notes the Staff’s comment and has determined to no longer disclose this non-GAAP financial measure.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Critical Accounting Policies and Estimates, page 26
Carrying Values, page 27
3.	We note the disclosures you intend to include in future filings in response to the 1st bullet of comment 16 in our letter dated June 9, 2009. Specifically, you note that you will disclose that you have reviewed and will continue to review all assets for indicators of impairment during each reporting period. In addition, please also disclose the number of projects that you then tested for impairment (i.e., estimated the undiscounted cash flows to compare to the carrying value) by reportable segment during each period presented. As previously noted, we believe this disclosure will provide investors with a better understanding of the impairment charges you have recognized during each period presented.

The Company notes the Staff’s comment and will provide the requested disclosure in future filings.
DORSEY & WHITNEY LLP

July 30, 2009

4.	We note your response to the 4th bullet of comment 16 in our letter dated June 9, 2009, regarding our request for you to provide investors with a discussion of other material factors considered in estimating your undiscounted and discounted cash flows. It is unclear how your response to comment 15 in our letter dated June 9, 2009, adequately addresses the different assumptions and factors considered when evaluating housing inventory, land inventory and option deposits. Please provide us with the disclosure you intend to include in future filings that addresses these differences. If there are no differences in assumptions or factors, please disclose as such and explain why the cash flows for each of these assets are estimated using the same assumptions and factors.

The Company notes the Staff’s comment and will provide the following disclosure in future filings:
“In accordance with SFAS 144, housing and land assets we own directly and through joint ventures are reviewed for recoverability on a regular basis and whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each of our projects. Specifically, on a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects. On a land project, we estimate the timing of future land sales, the estimated revenue per lot, as well as the estimated margins with respect to future land sales. For our housing and land inventory, we continuously evaluate projects where inventory is turning over slower than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for the remainder of 2009 and 2010 assume recent sales activity and normalized sales rates beyond 2010. We identify potentially impaired housing and land projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.
There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the pricing levels actually realized by the project, the sales rate, and the costs
DORSEY & WHITNEY LLP

July 30, 2009

incurred to construct the homes. The pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.
The impairment adjustments were estimated based on market conditions and assumptions made by management at the time the impairment charges are recorded, which may differ materially from actual results if market conditions or our assumptions change.
We have also entered into a number of option contracts to acquire lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the lots. Our option contracts are recorded at cost. In determining whether to pursue an option contract, we evaluate the option primarily based on the expected cash flows from the optioned lots. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related entitlement costs in the period the decision is made”.
Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Party Transactions, page 33
5.	We note your response to comment 25 from our letter dated June 9, 2009, and reissue this comment. The entity referenced in the second paragraph on page 42 of the Form 10-K is a variable interest entity consolidated by your largest stockholder. The stockholder has a significant financial interest in the entity, notwithstanding its equity position.

The Company notes the Staff’s comment and will provide the requested disclosure in its next Definitive Proxy Statement on Schedule 14A filing.
Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Ian Cockwell
Brookfield Homes Corporation
DORSEY & WHITNEY LLP